# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G203
Title of class of securities: Common Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 34 Kahal Street, Meitar, Israel (L3), 8502500
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001966024

## Reporting persons
- Shayna LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 406,981; sole dispositive power 0; shared dispositive power 406,981; aggregate amount beneficially owned 406,981 (4.99% of the class)
  Comment: 1. Carmel Argaman Investments Ltd. ("Carmel") is the general partner of Shayna LP. As of October 14, 2025, Avraham Levin Holdings Ltd., a company incorporated under the laws of the state of Israel, which is wholly owned by Mr. Avraham Levin, is the sole shareholder of Carmel following a transfer of shares agreement between Guy David Shantser and Avraham Levin Holdings Ltd. Shayna LP, Carmel, Avraham Levin Holdings Ltd., and Mr. Avraham Levin are collectively referred to as the "Reporting Persons".
  
  2. As of September 30, 2025, Shayna LP is the beneficial owner of 393,140 Common Shares, par value $0.00001 per share ("Common Shares") of Pluri Inc. (the "Issuer"), and warrants to purchase up to 449,952 Common Shares exercisable within 60 days of September 30, 2025, at an exercise price of $8.23, granted to Shayna LP pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Shayna LP shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Shayna LP, would beneficially own in excess of 4.99% of the number of Common Shares outstanding.
  
  3. Based on a total of 8,155,948 Common Shares outstanding as of September 16, 2025, as reported in the Issuer's registration statement on Form S-3filed with the Securities and Exchange Commission (the "SEC"), on September 17, 2025.
- Carmel Argaman Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 406,981; sole dispositive power 0; shared dispositive power 406,981; aggregate amount beneficially owned 406,981 (4.99% of the class)
  Comment: 1. As of September 30, 2025, Carmel is the beneficial owner of warrants to purchase up to 486,360 Common Shares exercisable within 60 days of September 30, 2025, at an exercise price of $8.23, granted to Carmel pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Carmel shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Carmel, would beneficially own in excess of 4.99% of the number of Common Shares outstanding.
- Avraham Levin Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 406,981; sole dispositive power 0; shared dispositive power 406,981; aggregate amount beneficially owned 406,981 (4.99% of the class)
  Comment: As of September 30, 2025, Avraham Levin Holdings Ltd. is the beneficial owner of warrants to purchase up to 486,360 Common Shares exercisable within 60 days of September 30, 2025, at an exercise price of $8.23, pursuant to a Common Stock Purchase Warrant. The Common Stock Purchase Warrant, includes a beneficial ownership limitation of 4.99% of the number of Common Shares outstanding.
- Avraham Levin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 406,981; sole dispositive power 0; shared dispositive power 406,981; aggregate amount beneficially owned 406,981 (4.99% of the class)
  Comment: 1. As of September 30, 2025, Avraham Levin. is the beneficial owner of warrants to purchase up to 486,360 Common Shares exercisable within 60 days of September 30, 2025, at an exercise price of $8.23, pursuant to a Common Stock Purchase Warrant. The Common Stock Purchase Warrant, includes a beneficial ownership limitation of 4.99% of the number of Common Shares outstanding.

## Item 1. Issuer
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: This item is not being amended by this Schedule 13G/A.

## Item 2. Person Filing
Name of person filing: This item is not being amended by this Schedule 13G/A.
Address of principal business office or, if none, residence:
The address of each Reporting Person is:

Shayna LP
CO Services, P.O. Box 10008
Willow House, Cricket Square
Grand Cayman, KY1-1001
Cayman Islands

Carmel
34 Kahal Street
Meitar, Israel 8502500

Avraham Levin Holdings Ltd.
34 Kahal Street
Meitar, Israel 8502500

Avraham Levin
34 Kahal Street
Meitar, Israel 8502500
Citizenship: This item is not being amended by this Schedule 13G/A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of the Reporting Persons is deemed to beneficially own 406,981 shares of the Issuer's Common Shares and warrants to purchase up to 449,952 Common Shares exercisable within 60 days of September 30, 2025, granted to Shayna LP pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Shayna LP shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Shayna LP would beneficially own in excess of 4.99% of the number of Common Shares outstanding. Carmel, Avraham Levin Holdings Ltd., and Mr. Avraham Levin are the beneficial owners of warrants to purchase up to an additional 36,408 Common Shares exercisable within 60 days of September 30, 2025, at an exercise price of $8.23. Pursuant to the terms of the common purchase warrant, Carmel shall not be permitted to exercise the warrant to the extent that after giving effect to issuance of Common Shares following such exercise, Carmel would beneficially own in excess of 4.99% of the number of Common Shares outstanding.
Percent of class: Shayna LP, Carmel, Avraham Levin Holdings Ltd., and Mr. Avraham Levin - 4.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 406,981
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 406,981

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Description
99.1 Agreement of Joint Filing, dated as of October 14, 2025, by and among the Reporting Persons.

## Signatures
- Shayna LP: /s/ Avraham Levin, Avraham Levin/Sole Shareholder (10/14/2025)
- Carmel Argaman Investments Ltd.: /s/ Avraham Levin, Avraham Levin/Sole Shareholder (10/14/2025)
- Avraham Levin Holdings Ltd.: /s/ Avraham Levin, Avraham Levin (10/14/2025)
- Avraham Levin: /s/ Avraham Levin, Avraham Levin (10/14/2025)